Richard A. Kline 650.752.3139 rkline@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

May 22, 2013

Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Control4 Corporation
          Confidential Draft Registration Statement on Form S-1
          Submitted April 5, 2013
          CIK No. 0001259515

Dear Mr. Mancuso:

        This letter is submitted on behalf of Control4 Corporation (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Confidential Draft Registration Statement on Form S-1 submitted on April 5, 2013 (the "Draft Registration Statement"), as set forth in your letter dated April 18, 2013 addressed to Martin Plaehn, President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently submitting an Amended Confidential Draft Registration Statement ("Amended Draft Registration Statement"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via DRS, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Consolidated Balance Sheet Data, page 11

1.
Please revise your discussion about the pro forma effect of the conversion of preferred stock to include disclosure about the conditions required before the conversion occurs, similar to your disclosure on page 39. Please similarly revise the disclosure in your footnotes on page F-8.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on pages 11 and F-8 of the Amended Draft Registration Statement to disclose the conditions required before the Company's preferred stock will convert into common stock.

We have entered into several strategic relationships, page 18

2.
We note your response to prior comment 4; however, replacing entities' names with a general description of their business does not address our concern. If your relationship with those entities is sufficiently significant as to be described in this prospectus because it creates the risks you have identified in the risk factors, is key to your strategy as you disclose on page 79, or otherwise, it is unclear why you need not:

  •
  name the entities so that investors have information necessary to evaluate the risks created by your relationship with those entities and to understand if the entity is a significant stockholder,

  •
  disclose the material obligations of the parties to the agreements, including the duration and termination provisions, and

  •
  file the related agreements as exhibits.

  Please revise or advise.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on pages 18, 58, 83 and 87 of the Amended Draft Registration Statement to remove the general references to Best Buy and Cisco Systems.

Core Automation, page 87

3.
Please balance your statements in the third sentence to disclose the substance of the first sentence of your response to prior comment 13.

  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure on page 88 of the Amended Draft Registration Statement to disclose that the Company's software platform currently does not support the communication protocol Z-Wave.

Consolidated Financial Statements, page F-1

Note 7. Redeemable Convertible Preferred Stock and Stockholder's Deficit, page F-24

Warrants to Purchase Stock and Preferred Stock Warrant Liability, page F-26

4.
We see from the revisions made in response to prior comment 17 that you use the market value of common stock to determine the fair value of warrants to purchase Series G-1 redeemable convertible preferred stock. We also see from page F-24 that the Series G-1 redeemable convertible preferred stock has voting rights, protective provisions, priority over other classes of stock and the right to receive a yearly dividend. Please tell us why the value of the preferred shares should not be higher than your common shares given the additional privileges and rights ascribed to the preferred shares.

  RESPONSE: The Company advises the Staff that because the exercise price of the preferred stock warrant is equal to the liquidation value of the underlying preferred stock, the holder of the preferred stock warrant will only realize value from the warrant by exercising the warrant and converting the preferred stock to common stock if and when the value of the common stock is higher than the liquidation preference for the preferred stock (when the enterprise value of the Company is high enough that it would be advantageous for the preferred stock to convert). With regard to the right to receive a dividend, the Company has never issued a dividend on its preferred stock and it is unlikely that it will do so in the future. In addition, holders of the Series G-1 preferred stock vote with holders of common stock on an as-converted basis (converted at 1:1) and the other protective provisions for the Series G-1 preferred stock are not relevant to the warrant holders because they would only apply after exercise, which would not be optimal unless the holder could realize value above the liquidation preference by converting the shares to common stock. Accordingly, the value of the common stock is used as a proxy in determining the value of the preferred stock warrant.

Exhibit 10.10

5.
Please tell us why you believe that the agreements in writing mentioned in the schedules to this agreement need not be filed as exhibits to your registration statement.

  RESPONSE: The Company advises the Staff that it enters into numerous statements of work, purchase orders and spreadsheets with Lite-On to supplement the OEM Supply Agreement: OEM Design by and between the Company and Lite-On dated December 3, 2010 (the "Lite-On Agreement"). The Company further advises the Staff that such documentation is not material to an investor's understanding of the Lite-On Agreement or the relationship between the parties and, therefore, the Company believes such additional documents entered subsequent to the execution of Exhibit 10.10 do not need to be filed as exhibits to the Amended Draft Registration Statement.

        If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,
/s/ RICHARD A. KLINE Richard A. Kline

cc:    Sally Brammell, Securities and Exchange Commission
         Kristin Lochhead, Securities and Exchange Commission
         Gary Todd, Securities and Exchange Commission
         Martin Plaehn, Control4 Corporation
         Dan Strong, Control4 Corporation
         William J. Schnoor, Goodwin Procter LLP
         Michael J. Minahan, Goodwin Procter LLP
         Eric C. Jensen, Cooley LLP
         Andrew S. Williamson, Cooley LLP